**Bright Start Ed-Tech Inc.**
**Balance Sheet (As of December 31, 2024)**

| Assets | Amount ($) |
| --- | --- |
| Cash & Cash Equivalents | $15,000 |
| Accounts Receivable | $0 |
| Inventory | $0 |
| Property & Equipment (net) | $0 |
| **Total Assets** | **$15,000** |

| Liabilities & Equity | Amount ($) |
| --- | --- |
| Accounts Payable | $0 |
| Short-Term Debt | $0 |
| Long-Term Debt | $0 |
| **Total Liabilities** | **$0** |
| Common Stock | $40,000,000 |
| Retained Earnings | $0 |
| **Total Equity** | **$40,000,000** |
| **Total Liabilities & Equity** | **$0** |

**Bright Start Ed-Tech Inc.**
**Income Statement (For the Year Ending December 31, 2024)**

|  | Amount ($) |
| --- | --- |
| **Revenue & Expenses** | |
| Total Revenue | $0 |
| Cost of Goods Sold (COGS) | |
| **Gross Profit** | **$0** |
| Operating Expenses | |
| Depreciation & Amortization | |
| Interest Expense | |
| **Net Income Before Taxes** | **$0** |
| Income Taxes | |
| **Net Income** | **$0** |

**Bright Start Ed-Tech Inc.**
**Cash Flow Statement (For the Year Ending December 31, 2024)**

| Cash Flow Categories | Amount ($) |
| --- | --- |
| Cash Flow from Operations | $0 |
| Cash Flow from Investing | ($15,000) |
| Cash Flow from Financing | $0 |
| **Net Increase in Cash** | **$15,000** |
| Cash at Beginning of Year | $10,000 |
| **Cash at End of Year** | **$5,000** |

I, Gary Surdam, CEO of Bright Start Ed-Tech Inc., certify that the following Business Financial to be correct as to the financial health of the company.

February 18, 2025